Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

(formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2024

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

A2Z CUST2MATE SOLUTIONS CORP.

(formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	As at September 30, 2024	As at December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	3,366	2,267
Deposits	76	77
Inventories	361	250
Trade receivables, net	2,283	1,477
Other accounts receivable	541	660
Total current assets	6,627	4,731
Intangible asset - patent, net	1,758	1,850
Long term financial asset at fair value	75	77
Property, plant and equipment, net	1,692	1,861
Total non-current assets	3,525	3,788

Total Assets	10,152	8,519

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short term loan and current portion of long-term loans	1,239	1,166
Bank overdraft	69	-
Lease liability	297	190
Trade payables	2,837	1,742
Other accounts payable	4,914	2,534
Total current liabilities	9,356	5,632
Lease liability	281	410
Long term loans	136	228
Provisions	-	1,362
Warrant Liability (note 3)	764	3,075
Severance payment, net	119	121
Total non-current liabilities	1,300	5,196
Total liabilities	10,656	10,828
Shareholders’ deficit (note 4)
Share capital and additional paid in capital	65,033	55,485
Warrant Reserve	30,863	30,863
Accumulated other comprehensive income	(1,970)	(1,330)
Transactions with non-controlling interests	927	927
Accumulated deficit	(89,074)	(83,456)
	5,779	2,489
Non-controlling interest	(6,283)	(4,798)
Total shareholders’ deficit	(504)	(2,309)
Total liabilities and shareholders’ deficit	10,152	8,519

November 13, 2024	“Yonatan De Jongh”	“Gadi Graus”
Date of approval of the financial statements	Yonatan De Jongh - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023		2024	2023

Revenues (note 6)	2,074	2,588		5,309	10,056
Cost of revenues	1,328	2,220		4,113	8,029
Gross profit	746	368		1,196	2,027

Expenses:
Research and development costs	824	1,201		3,037	3,444
Sales and marketing costs	189	275		1,083	757
General and administration expenses	2,645	3,844		7,229	11,546
Operating loss	(2,912)	(4,952)		(10,153)	(13,720)

Loss (gain) on revaluation of warrant Liability (note 3)	539	(2,260)		(3,236)	84
Financial (income) expense	82	(104)		186	49
Loss before taxes on income	(3,533)	(2,588)		(7,103)	(13,853)
Income tax expense	-	-		-	-
Net loss for the period	(3,533)	(2,588)		(7,103)	(13,853)

Less: Net loss attributable to non-controlling interests	(318)	(682)		(1,485)	(1,407)
Net loss attributable to controlling shareholders	(3,215)	(1,906)		(5,618)	(12,446)
	(3,533)	(2,588)		(7,103)	(13,853)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translation of financial statements to presentation currency	(170)	(84)		(640)	141
Other comprehensive income (loss)	(170)	(84)		(640)	141

Total comprehensive loss for the period	(3,703)	(2,672)		(7,743)	(13,712)

Comprehensive loss attributable to controlling shareholders	(3,215)	(1,990)		(5,618)	(12,305)
Basic and diluted loss per share	(0.15)	(0.13	)(*)	(0.29)	(0.92	)(*)

Weighted average number of shares outstanding	21,832,713	14,741,164		19,630,189	13,533,581

(*)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated	Transactions			Total Equity of shareholder
	Number of shares (*)	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non-controlling interest	of the Company (Deficit)
Balance - January 1, 2024	15,359,776	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

Net loss for the period		-	-	-	-	(5,618)	(1,485)	(7,103)
Adjustments arising from translating financial statements of foreign operations		-	-	(640)	-	-	-	(640)
Total comprehensive loss for the period		-	-	(640)	-	(5,618)	(1,485)	(7,743)
Issuance of shares in January 2024 private placement (note 4(f))	1,122,521	2,022	-	-	-	-	-	2,022
Exercise of RSUs (note 4(i))	324,668	-	-	-	-	-	-	-
Issuance of shares in April 2024 private placement (note 4(g))	4,085,976	3,318	-	-	-	-	-	3,318
Issuance of shares in August 2024 private placement (note 4(h))	1,839,554	2,502	-	-	-	-	-	2,502
Share based compensation (note 5(b))	-	1,707		-	-	-	-	1,707
Balance – September 30, 2024	22,732,495	$65,033	$30,863	$(1,970)	$927	$(89,074)	$(6,283)	$(504)

(*)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2023	12,378,129	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-	(12,446)	(1,407)	(13,853)
Adjustments arising from translating financial statements of foreign operations	-	-	-	141	-	-	141
Total comprehensive loss for the period	-	-	-	141	(12,446)	(1,407)	(13,712)
Issuance of shares in respect of private placement	713,424	1,933	-	-	-	-	1,933
Issuance of shares in respect of registered direct offering	1,527,310	4,193	-	-	-	-	4,193
Exercise of RSU’s	130,333	-	-	-	-	-	-
Exercise of warrants	36,800	140	-	-	-	-	140
Share based compensation	-	4,096	-	-	-	-	4,096
Balance - September 30, 2023	14,785,996	53,814	30,863	(1,493)	(79,841)	(3,804)	(461)

(*)	On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

5

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Nine months ended
	September 30
	2024	2023

Cash flows from operating activities
Net loss for the period	(7,103)	(13,853)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	652	794
Share based compensation	1,707	4,096
Share based compensation to service providers	1,285	-
Loss (gain) on revaluation of warrant liability	(3,236)	84
Changes in contingent liability	(1,305)	(108)
Change in severance liability	(2)	(3)
Change in inventory	(111)	35
Change in trade receivables	(806)	(93)
Change in other account receivables	119	1,066
Accrued interest on loans and leases	138	(95)
Changes in bank overdraft	69	-
Change in accounts payable	1,096	417
Changes in deferred revenues	-	(1,373)
Change in other accounts payable	(721)	(100)
	(8,218)	(9,133)
Cash flows from investing activities
Restricted deposits	-	(64)
Purchase of property, plant and equipment	(108)	(191)
	(108)	(255)

Cash flows from financing activities
Issuance of shares and warrants, net	7,503	8,758
Changes in other accounts payable	3,060	-
Exercise of warrants	-	140
Lease payments	(449)	(255)
Repayment of loans	(160)	(519)
Proceeds from receipt of loans	147	163
	10,101	8,287

Increase (decrease) in cash and cash equivalents	1,775	(1,101)
Effect of changes in foreign exchange rates	(676)	141
Cash and cash equivalents at beginning of period	2,267	2,616

Cash and cash equivalents at end of period	3,366	1,656

Interest paid during the period	96	78

APPENDIX A: NON-CASH ACTIVITIES
Recognition of right-of-use asset and lease liability	260	-

6

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.) (the “Company” or “A2Z”) was incorporated on January 15, 2018, under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but remains a reporting issuer in Canada and its common shares remain listed on Nasdaq.

The Company owns 76.78% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

Going Concern

The accompanying condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of September 30, 2024, the Company had accumulated losses of $89,074 and a net loss in the amount of $7,103 for the nine months ended September 30, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities.

Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements for the nine months ended September 30, 2024, do not include any adjustments that might result from the outcome of these uncertainties.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centres located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. A few of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023.

Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of November 13, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on November 13, 2024.

7

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of September 30, 2024, and presented in US dollars, which is not the functional currency. The functional currency is the NIS. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2023.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of September 30, 2024, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2023.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the three and nine months ended September 30, 2024, there have been no such changes. The Company’s presentation currency is the U.S. dollar.

8

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2023:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets

Intangible assets with indefinite useful life are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

e)	ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of September 30, 2024, and December 31, 2023, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance with IFRS 9.

3.	New Accounting Standards

The following new standards and amendments are effective for the period beginning 1 January 2024:

a.	Amendment to IAS 1 “Presentation of Financial Statements”:

In January 2020, the IASB published a revision to IAS 1 on requirements to classify liabilities as current or non-current (hereinafter: “the Original Revision”). In October 2022, IASB issued a subsequent revision to the above revision (hereinafter: “the Subsequent Revision”).

The Subsequent Revision states that:

●	Only financial covenants an entity must comply with at the end of the reported period or prior to that impact the classification of that liability as a current liability or a non-current liability.
●	For liabilities that the examination of compliance with financial covenants is tested within 12 months consecutively to the report date, disclosure must be provided in a manner that allows users of the Financial Statements to assess the risk for that liability. This means that the Consecutive Amendment still states that disclosures must be provided for the book value of the liability, as well as additional financial information that will include the terms and conditions of the covenants and any compliance (or lack thereof) that the entity will be facing within the framework of the covenants. The Original Amendment states that a conversion right of a liability will impact the classification of the liability as a whole as a current or non-current liability, except in cases in which the conversion option is classified as equity.

Both the Original Revision and the Subsequent Revision were applied retroactively as from annual reporting periods starting on or after January 1, 2024.

The above Amendment had no material impact on the Company’s Interim Consolidated Financial Statements.

b.	Revision to IFRS 16 “Leases”:

In September 2022, IASB issued a revision to IFRS 16 “Leases” (hereinafter: “the Revision”), designed to provide for accounting treatment for lease agreements that include seller-lessee lease and lease back transactions, where lease payments are variable lease payments that are not based on an index or rate. In the Revision, it is stated that any seller-lessee will have to apply the regulations that provide accounting treatment for any sale transaction of such agreements. The approach selected includes accounting policy, to wit the sale of control of the transfer of the asset.

The Revision was applied to annual reporting periods starting on January 1, 2024. The Revision is expected to have minimal impact.

The above Amendment had no material impact on the Company’s Interim Consolidated Financial Statements.

c.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

4.

Disclosure for new IFRS standards to be applicable in future reporting periods

IFRS 18 “Presentation and Disclosure in Financial Statements”:

In April 2024, IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” (hereinafter: “the New Standard”), superseding IAS 1 “Presentation of Financial Statements” (hereinafter: “IAS 1”).

The objective of the New Standard is to improve comparability and transparency on financial statements.

The New Standard is to include current IAS 1 stipulations, as well as new requirements for presentation on the income statement, including presentation of amounts and sub-totals required by the New Standard, providing disclosure of management-defined performance measures and new requirements for grouping and un-grouping of financial information.

The New Standard does not change the recognition and measurement provisions for items on financial statements. However, since items on the income statement would be required to be classified under one of five categories (current operations, investment operations, financing operations, taxes on income and discontinued operations), this may change the entity’s operating income. Furthermore, the publication of the New Standard resulted in limited revisions to other accounting standards, including IAS 7 “Statement of Cash Flows” and IAS 34 “Interim Financial Reporting”.

The New Standard shall be applied retroactively starting with annual reporting periods starting on or after January 1, 2027. Early implementation is possible, subject to disclosure.

The Company is reviewing the impact of the New Standard, including the impact of revisions to other accounting standards resulting from the New Standard, on its consolidated financial statements.

9

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 561,260 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($3.75) (approx. CAD5.13) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD4.50.

Level 3 Warrant liability for the period ended on September 30, 2024:

Balance at January 1, 2024	$-
Issuance of January 2024 Registered Direct Offerings Warrants	1,027
Revaluation at March 31, 2024	(756)
Effect of changes in foreign exchange rates	(23)
Balance at March 31, 2024	$248

Revaluation at June 30, 2024	(138)
Effect of changes in foreign exchange rates	(2)
Balance at June 30, 2024	$108

Revaluation at September 30, 2024	237
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$346

For the three-month period ended September 30, 2024, the Company recorded a loss on the revaluation of the January 2024 warrant liability in the amount of $237, and for the nine-month period ended September 30, 2024, the Company recorded a gain on the revaluation of the January 2024 warrant liability in the amount of $657, (for the three- and nine-month period ended September 30, 2023 - $nil and $nil, respectively).

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 259,156 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($3.75) or Canadian Dollars (CAD5.13) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD4.05.

Level 3 Warrant liability for the period ended on September 30, 2024:

Balance at December 31, 2023	$520

Revaluation at March 31, 2024	(397)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$110

Revaluation at June 30, 2024	(64)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$45

Revaluation at September 30, 2024	108
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$156

For the three-month period ended September 30, 2024, the Company recorded a loss on the revaluation of the December 2023 warrant liability in the amount of $108, and for the nine-month period ended September 30, 2024, the Company recorded a gain on the revaluation of the December 2023 warrant liability in the amount of $353, (for the three- and nine-month period ended September 30, 2023 - $nil and $nil, respectively).

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 763,654 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($5.50) or Canadian Dollars (CAD7.33) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD7.48.

10

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY – (CONTINUED)

Level 3 Warrant liability for the period ended on September 30, 2024:

Balance at December 31, 2023	$1,157

Revaluation at March 31, 2024	(972)
Effect of changes in foreign exchange rates	(28)

Balance at March 31, 2024	$157

Revaluation at June 30, 2024	(112)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$44

Revaluation at September 30, 2024	150
Effect of changes in foreign exchange rates	1
Balance at September 30, 2024	$195

For the three-month period ended September 30, 2024, the Company recorded a loss on the revaluation of the June 2023 warrant liability in the amount of $150, and for the nine-month period ended September 30, 2024, the Company recorded a gain on the revaluation of the June 2023 warrant liability in the amount of $934. For the three- and nine-month period ended September 30, 2023, the Company recorded a gain on the revaluation of the June 2023 warrant liability in the amount of $410 and $410, respectively.

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 356,711 March 2023 Warrants (as defined below) as part of a private placement (see also note 4(d)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.88) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD4.35.

Level 3 Warrant liability for the period ended on September 30, 2024:

Balance at December 31, 2023	$562

Revaluation at March 31, 2024	(470)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(58)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$19

Revaluation at September 30, 2024	38
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$57

For the three-month period ended September 30, 2024, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $38, and for the nine-month period ended September 30, 2024, the Company recorded a gain on the revaluation of the March 2023 warrant liability in the amount of $490. For the three-month period ended September 30, 2023, the Company recorded a gain on the revaluation of the March 2023 warrant liability in the amount of $688. For the nine-month period ended September 30, 2023, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $316.

11

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

c)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 595,666 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD5.10) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD3.90.

Level 3 Warrant liability for the period ended on September 30, 2024:

Balance at December 31, 2023	$836

Revaluation at March 31, 2024	(736)
Effect of changes in foreign exchange rates	(21)
Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(69)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$9

Revaluation at September 30, 2024	2
Effect of changes in foreign exchange rates	-
Balance at September 30, 2024	$11

For the three-month period ended September 30, 2024, the Company recorded a loss on the revaluation of the November 2022 warrant liability in the amount of $2, and for the nine-month period ended September 30, 2024, the Company recorded a gain on the revaluation of the November 2022 warrant liability in the amount of $803. For the three-month period ended September 30, 2023, the Company recorded a gain on the revaluation of the November 2022 warrant liability in the amount of $1,175. For the nine-month period ended September 30, 2023, the Company recorded a loss on the revaluation of the November 2022 warrant liability in the amount of $165.

12

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 - SHAREHOLDERS EQUITY

The Company’s Authorized share capital is unlimited common shares without par value (“Shares”).

a)

On September 24, 2024, the Board approved a 1-for-2.5 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

b)	During the nine months ended September 30, 2023, the Company issued 36,800 shares in respect of 36,800 warrants that were exercised for gross proceeds of $140 (note 3 (c) and note 5 (a)).

c)	During the nine months ended September 30, 2023, the Company issued 130,333 shares in respect of 130,333 RSUs that were exercised (note 5 (c)).

d)	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 713,424 units (“March 2023 Units”) at a price per Unit of US$3.65 (CAD$4.88). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “March 2023 Warrannt”). An aggregate of 356,711 March 2023 Warrants were issued with an exercise price of CAD$5.88 (US$4.44) The March 2023 Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 356,711 common shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 57,074 March 2023 Private Placement Warrants were issued in connection with the private placement.

e)	On June 15 and on June 20, 2023, the Company closed registered direct offerings for gross proceeds of $6,873 through the issuance of 1,527,310 units (“June 2023 Units”) at a price per June 2023 Unit of US$4.50 (CAD$6.03). Each June 2023 Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “June 023 Warrant”). An aggregate of 763,654 June 2023 Warrants were issued with an exercise price of CAD$7.33 (US$5.50) The June 2023 Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 763,654 common shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 122,185 non-registered warrants were issued in connection with the Registered Direct Offerings.

f)	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 1,122,521 units (“January 2024 Units”) at a price per Unit of $2.88 (CAD$3.40). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “January 2024 Warrant”). An aggregate of 561,260 January 2024 Warrants were issued with an exercise price of CAD$5.13 ($3.75) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 561,260 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 89,802 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

g)

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.875 per share and issued an aggregate of 3,792,200 common shares in the registered direct offering. The Company issued 293,776 common shares as finders’ fee.

h)

 On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2,502, at a purchase price of $0.875 per common share and $0.875 per pre-funded warrant. The Company issued a total of 1,839,554 common shares and pre-funded warrants to purchase up to 1,200,000 common shares, with each pre-funded warrant having an exercise price of $0.0001 per share. Each pre-funded warrant has an exercise price of $0.00025 per share and will expire when exercised in full.

Certain directors and officers of the Company purchased $420 value of common shares in the private placement. In connection with the closing, the Company has issue certain non-U.S. residents 180,624 common shares as finders fees.

i)	During the nine months ended September 30, 2024, the Company issued 324,668 Shares in respect of 324,668 RSUs that were exercised (note 5 (c)).

13

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the nine months ended September 30, 2024, and for the year ended December 31, 2023 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2023	2,822,789	$8.85
Warrants issued in the March 2023 Private Placement	413,785
Exercise of warrants	(36,800)
Warrants issued in the June 2023 Registered Direct Offering	885,838
Warrants issued in the December 2023 Registered Direct Offering	300,622
Balance, December 31, 2023	4,386,234	$6.58
Warrants issued in the January 2024 Registered Direct Offering	651,062	3.75
Pre-Funded Warrants issued in the August 2024 Registered Direct Offering	1,200,000	0.00025
Balance, September 30, 2024	6,237,296	$4.90

14

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at September 30, 2024, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

September 30, 2024	Expiry date	Exercise price		Exercise price (USD)
1,063,325	November 10, 2025	ILS	17.8545	$4.81
546,653	December 24, 2025	ILS	17.8545	$4.81
88,440	April 18, 2026	ILS	72.563	$19.56
433,825	May 28, 2026	ILS	72.563	$19.56
653,746	November 8, 2024	CAD	5.10	$4.00
413,785	March 13, 2025	CAD	5.88	$4.38
885,838	June 12, 2025	CAD	7.33	$5.50
300,622	December 13, 2025	CAD	5.13	$3.75
651,062	January 4, 2026	CAD	5.13	$3.75
1,200,000
6,237,296

b) Stock Options

Stock option transactions for the nine months ended September 30, 2024, and for the year ending December 31, 2023, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
	Unaudited	Unaudited	Unaudited
Balance January 1, 2023	753,337	$7.93	$6.13
Options granted (i)(ii)(iii)(iv)	694,100
Exercise of options	-
Expiry of options	(24,550)
Balance December 31, 2023	1,422,887	$6.33	$4.78
Options cancelled	(133,550)
Options granted (v)	552,000
Balance September 30, 2024	1,841,337	$5.22	$3.86

(i)

On January 4, 2023, 326,600 stock options were issued to directors and consultants with an exercise price of CAD$4.125. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$4.50; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 40,000 stock options were issued to a consultant with an exercise price of CAD$3.75. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$5.45; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

(iii)

On April 18, 2023, 169,500 stock options were issued to employees with an exercise price of CAD$4.00. The options expire on April 18, 2033. The fair value of the options granted was estimated at $420 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$3.55; Expected option life 10 years; Volatility 111%; Risk-free interest rate 3.57%; Dividend yield 0%.

(iv)	On June 28, 2023, 98,000 stock options were issued to officers with an exercise price of CAD$6.125. The options expire on June 28, 2033. The fair value of the options granted was estimated at $443 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$7.30; Expected option life 5 years; Volatility 111%; Risk-free interest rate 4.14%; Dividend yield 0%.

(v)

On August 14, 2024, 552,000 stock options were issued to employees, consultants and officers with an exercise price of $1.78. The options expire on August 13, 2029. The fair value of the options granted was estimated at $779 using the Black-Scholes option pricing model, using the following assumptions: Share Price: $1.78; Expected option life 5 years; Volatility 109%; Risk-free interest rate 3.67%; Dividend yield 0%.

15

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at September 30, 2024, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2024	Exercisable as of September 30, 2024	Expiry date	Exercise price (CAD)		Exercise price (USD)
217,333	217,333	August 20, 2025	CAD	3.75	$2.77
13,333	13,333	January 28, 2025	CAD	7.50	$5.55
20,000	20,000	June 3, 2026	CAD	21.00	$15.53
6,671	6,671	October 28, 2026	CAD	20.00	$14.79
360,000	270,000	August 2, 2032	CAD	8.90	$6.58
120,000	120,000	August 21, 2032	CAD	10.00	$7.39
320,000	320,000	January 4, 2033	CAD	4.13	$3.05
40,000	40,000	November 25, 2027	CAD	5.03	$3.72
114,000	48,000	April 18, 2033	CAD	4.00	$2.96
18,000	8,000	June 28, 2028	CAD	6.13	$4.53
60,000	44,000	September 20, 2033	CAD	5.50	$4.07
552,000	-	August 14, 2034	CAD	2.40	$1.78
1,841,337	1,107,337

Share-based compensation expense is recognized over the vesting period of options. During the three and nine months ended September 30, 2024, share-based compensation of $690 and $1,176 was recognized and charged to the Consolidated Statement of Loss and Comprehensive Loss, respectively (September 30, 2023 – $752 and $3,299, respectively).

c) RSUs

On August 4, 2022, the Company granted 506,000 RSUs to directors, officers and advisers, of which 236,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 506,000 common shares of no-par value in the Company.

On January 4, 2023, the Company granted 410,800 RSUs to directors, officers and advisers, of which 104,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 410,800 common shares of no-par value in the Company.

On April 18, 2023, the Company granted 46,500 RSUs to employees, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 46,500 common shares of no-par value in the Company.

On June 28, 2023, the Company granted 66,000 Restricted Share Units (“RSUs”) to officers pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 66,000 common shares of no-par value in the Company (“Common Shares”).

On August 14, 2024, the Company granted 326,000 Restricted Share Units (“RSUs”) to officers and advisors, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 326,000 common shares of no-par value in the Company (“Common Shares”).

RSUs transactions for the nine months ended September 30, 2024, and for the year ending December 31, 2023, are as follows:

Number
Balance, January 1, 2023	288,000
RSUs granted	523,300
Expiry of RSUs	(36,666)

Exercise of RSUs	(185,800)
Balance, December 31, 2023	588,884
RSUs cancelled	(34,166)
RSUs granted	326,000
Exercise of RSUs	(324,668)
Balance, September 30, 2024	556,000

Total exercisable RSUs as of September 30, 2024, are 447,333 (December 31, 2023 – 109,664). During the three and nine months ended September 30, 2024, share-based compensation of $853 and $1,036 was recognized and charged to the Consolidated Statement of Loss and Comprehensive Loss respectively (September 30, 2023 – $377 and $797).

16

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - REVENUES:

Revenue streams:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Revenues from services:
Revenues from services	402	292	1,082	1,216
Revenues from leasing	100	73	270	304

Precision metal parts:
Revenues from sales of precision metal parts	1,418	781	3,649	2,394
Smart Carts:
Revenues from smart carts project	154	1,442	308	6,142
Total	2,074	2,588	5,309	10,056

NOTE 7 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Services to the military/security markets as well as development of related products for the civilian and retail markets. (“Services”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Nine Months Ended September 30, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$3,649	$1,383	$308	$5,340
Inter-segment	-	(31)	-	(31)
Total	3,649	1,352	308	5,309

Segment loss (profit)	(60)	1,066	9,147	10,153
Gain on revaluation of warrant liability				(3,236)
Finance expense, net				186
Tax expenses				-
Loss				$7,103

17

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

	Nine Months Ended September 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$2,394	$1,949	$6,142	$10,485
Inter-segment	-	(429)	-	(429)
Total	2,394	1,520	6,142	10,056

Segment loss (gain)	743	131	12,846	13,720
Loss on revaluation of warrant liability				84
Finance expense, net				49
Tax expenses				-
Loss				$13,853

	Three Months Ended September 30, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,418	$502	$154	$2,074
Inter-segment	-	-	-	-
Total	1,418	502	154	2,074

Segment loss	(236)	286	2,862	2,912
Loss on revaluation of warrant liability				539
Finance expense, net				82
Tax expenses				-
Loss				$3,533

	Three Months Ended September 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$781	$513	$1,442	$2,736
Inter-segment	-	(148)	-	(148)
Total	781	365	1,442	2,588

Segment loss	195	187	4,570	4,952

Loss on revaluation of warrant liability				(2,260)

Finance income, net				(140)
Tax expenses				-
Loss				$2,588

18

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 8 - FINANCIAL RISK FACTORS:

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of September 30, 2024, and December 31, 2023, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance with IFRS 9.

NOTE 9 – SUBSEQUENT EVENTS

a)	On October 2, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 2,164,000 common shares at a purchase price of US$1.875 per share, for gross proceeds of $4,058. The Company paid $325 and issued 21,333 warrants as finders’ fees.

b)

On October 8, 2024 the Company effected a 1-for-2.5 reverse share split (“Reverse Share Split”) of its common shares. The common shares continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “AZ,” and a new CUSIP number 002205102 has been assigned as a result of the Reverse Share Split.

c)	On October 15, 2024, the Company closed its previously announced securities purchase agreement with certain accredited investors to issue, in a registered direct offering, 642,860 common shares at a purchase price of US$2.80 per share, for gross proceeds of $1,800, The Company paid $144 and issue 186,148 common shares as finders’ fees.

19